Exhibit 99.48

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

CRH Medical Corporation

We consent to the use of:

•      our Independent Auditors’ Report dated February 12, 2015 on the consolidated financial statements of CRH Medical Corporation comprising the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended and notes comprising a summary of significant accounting policies and other explanatory information;

•      our Independent Auditors’ Report dated March 17, 2014 on the consolidated financial statements of CRH Medical Corporation comprising the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and other comprehensive income, changes in equity and cash flows for the years then ended and notes comprising a summary of significant accounting policies and other explanatory information; and

•      our Independent Auditor’s Report dated February 12, 2015 with respect to the combined carve-out financial statements of Gastroenterology Anesthesia Associates comprising the combined carve-out statements of financial position as at December 31, 2013 and December 31, 2012 and the combined carve-out statements of comprehensive income, changes in equity and cash flows from the date of incorporation on June 12, 2012 to December 31, 2012 and the year ended December 31, 2013, and notes comprising a summary of significant accounting policies and other explanatory information;

each of which is contained in this Registration Statement on Form 40-F of  CRH Medical Corporation.

Our report on the financial statements of Gastroenterology Anesthesia Associates dated February 12, 2015 contains an explanatory paragraph that states that the combined carve-out financial statements have been prepared on a basis of preparation as described in note 1 to those financial statements.

/s/ KPMG LLP
Chartered Accountants
Vancouver, Canada
August 17, 2015